STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

 PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

April 23, 2007

Michele M. Anderson

United States

Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C. 20549-0405

Re: The Players Network

Preliminary Proxy Statement on Schedule
Filed March 5, 2007
File No. 0-29363

Dear Ms. Michele M. Anderson:

This correspondence is in response to your letter dated March 30, 2007 in reference to our filing of the Preliminary Proxy Statement on Schedule 14A filed March 5, 2007 on behalf of Players Network, File No. 0-29363.

General

1.

Since your annual meeting of stockholders will take place in 2007, please revise throughout the proxy statement to provide disclosure through the fiscal year ended December 31, 2006, including compliance with recently-amended Regulation S-B Items 401,402, 403 and 404 and new Item 407 of Regulation S-B, as applicable. Also ensure that you include all information that Schedule 14A requires, such as an audit committee report pursuant to Item 7(d) of Schedule 14A and item 407(d)(3) of Regulation S-B and the disclosure about the change in accountants called for by Item 9(d) of Schedule 14A and Item 304(a) of Regulation S-B. These are examples only and do not constitute a complete list.

Answer: We have updated our disclosure to include information through the fiscal year ended December 31, 2006, including compliance with recently-amended Regulations of S-B Items.

2.

Please advise us how you intend to comply with Rule 14a-3(b), which requires the proxy statement to be “accompanied or preceded by an annual report to security holders.” In this regard, please note that the “most recent fiscal years” referenced in Rule 14a-3 (b) (1) are the most recent completed fiscal years as of the date of a company's annual meeting.

Answer: We intend to supply our security holders with copies of our most recent 10-KSB for the year ended December 31, 2006.

Proposal 2. Amending the Articles of Incorporation....page 8

3.

Please revise your proxy statement and the proxy card to present the increase in authorized common stock and the creation of preferred stuck as separate proposals for separate consideration by your stockholders. See Rule 14a-4(a) (3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

Answer: We have separated the amendment allowing for the increase in our common stock from the amendment to authorize preferred stock in our articles of incorporation into two separate proposals on the proxy statement and the proxy card.

4.

Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for the various purposes listed in the fourth paragraph of this section. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or otherwise. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock for these purposes. Similarly revise to include disclosure about plans, proposals or arrangements to issue the newly created blank check preferred stock.

Answer: We have included disclosure in the fourth paragraph indicating we do not have any plans, proposals, or arrangements regarding the newly available authorized shares of common stock. Additionally, we have included disclosure in the newly separated proposal regarding the preferred stock that we do not have any plans, proposals or arrangements regarding the newly created blank check preferred stock.

5.

Provide updated disclosure regarding the "more definitive financing" mentioned in the fourth paragraph, including a description of the transaction pursuant to Item 11(c) of Schedule 14A, to the extent practicable, whether you are currently engaged in discussions or negotiations with one or more parties, etc.

Answer: We have indicated that we not currently engaged in discussion or negotiations with one or more parties and therefore there is no description to be provided pursuant to Item 11(c) of Schedule 14A.

6.	Address whether or not the authorization of a class of blank check preferred stock is in response to a takeover attempt or any other expressions of interest indicated by a third party.

Answer: We have included disclosure indicating that the authorization of a class of blank check preferred stock is not in response to any takeover attempt or any other expressions of interest indicated by a third party.

Adjournments or Postponements, page 11

7.

Please note that the staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Accordingly, discretionary authority cannot be used to adjourn a meeting as described in this section. We would consider an adjournment to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

Answer: We have amended the proxy to eliminate the language regarding an adjournment for the purpose of soliciting additional proxies.

In connection with our response to your comments, Players Network, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns. If you have any additional questions, please do not hesitate to contact the undersigned at 619-595-4883.

Sincerely,

/s/ Donald Stoecklein Donald J. Stoecklein
On behalf of Stoecklein Law Group